August 31, 2017

Jeff Long

Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Northern Lights Fund Trust – Grant Park Managed Futures Strategy Fund and Grant Park Multi Alternative Strategies Fund

Dear Mr. Long:

On August 1, 2017, Northern Lights Fund Trust (the “Trust” or the “Registrant”) filed a registration statement under the Securities Act of 1933 on Form N-14 (the “N-14”) in connection with the reorganization of the Grant Park Managed Futures Strategy Fund (the “Target Fund”), a series of the Trust, with and into the Grant Park Multi Alternative Strategies Fund (the “Survivor Fund”), a series of the Trust (the “Reorganization”). On August 21, 2017, you provided additional oral comments on the N-14 to Joshua Hinderliter of Thompson Hine LLP. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. A redlined copy of the N-14 reflective of the comments and responses below is included as an exhibit to this response letter.

Questions and Answers

1.	Comment: Please revise the language: “The Funds pursue identical investment objectives and similar investment strategies.” – as the Funds do not pursue “identical” investment strategies.
Response: The requested change has been made.
2.	Comment: In the response to the question: “Will the Reorganization result in any federal tax liability to me?” – please consider the portfolio repositioning of any of the Target Fund’s assets (e.g., a swap position held by the Fund), that could generate a capital gain to shareholders as a result of the merger and disclose those amounts. These capital gain amounts can be disclosed based on an “as of” date.
Response: It is not expected that any portfolio transitioning will cause any capital gains. The swap position is currently being carried as an unrealized loss.

Fee Table

3.	Comment: Please confirm that these are the current fees and expenses of the Funds. For the Target Fund, confirm that any recoupments will be extinguished with the merger and will not carryforward with the Survivor Fund.
Response: The Registrant so confirms. Additionally, the following disclosure has been added regarding recoupments:
Any amounts previously waived and/or reimbursed by the Adviser for the Target Fund will not be available for recoupment following the Reorganization.

Expense Example

4.	Comment: The fee waiver of the Target Fund is calculated for each of the 1, 3, 5, and 10-year periods. However, the fee waiver should only be accounted for during the length of its term. Please revise the table accordingly.
Response: The table has been revised.
5.	Comment: Given that the Target Fund demonstrated negative performance over a longer period of time than the Surviving Fund, please provide a “NAST” or accounting survivor analysis per the guidance given in the North American Security Trust no-action letter (No. 92-609-CC).
Response: We believe that the Grant Park Multi Alternative Strategies Fund is the accounting and performance survivor of the reorganization between Grant Park Managed Futures Strategy Fund and Grant Park Multi Alternative Strategies Fund based on the factors set forth in North American Security Trust SEC No-Action Letter (pub. avail. Aug. 5, 1994). Under that no-action letter, the following comparative factors should be used in determining which predecessor fund the new fund most closely resembles: investment advisers, investment objectives, investment policies and restrictions, expense structures and ratios, asset size and portfolio composition. For the purposes of this response, “Survivor Fund” refers to the surviving fund after the reorganization. The Multi Alternative Strategies Fund was selected as the accounting and performance survivor for the following reasons:

A. Investment Adviser. The Survivor Fund will have the same investment adviser, Dearborn Capital Management, as the Grant Park Managed Futures Strategy Fund and Grant Park Multi Alternative Strategies Fund. However, the Survivor Fund and the Grant Park Multi Alternative Strategies Fund also have the same sub-adviser, EMC Capital

Advisors. Consequently, because the Survivor Fund will have the same investment adviser and subadviser as the Grant Park Multi Alternative Strategies Fund, the Survivor Fund can be considered a continuation of the Grant Park Multi Alternative Strategies Fund.

B. Investment Objective. The primary investment objective of the Survivor Fund and the Grant Park Multi Alternative Strategies Fund are identical (seeking positive absolute returns). The investment objective for the Grant Park Managed Futures Strategy Fund is seeking income and capital appreciation. Because the investment objective of the Survivor Fund and the Grant Park Multi Alternative Strategies Fund is identical, it is appropriate to conclude that the Survivor Fund is a continuation of the Grant Park Multi Alternative Strategies Fund.

C. Investment Strategies, Policies and Restrictions. The Survivor Fund's principal investment strategy, policies and restrictions are identical to the Grant Park Multi Alternative Strategies Fund. The Grant Park Managed Futures Strategy Fund solely pursues a commodity-based strategy with respect to its use of derivatives while the Grant Park Multi Alternative Strategies Fund invests in derivatives linked to various asset classes. Additionally, the Funds have identical fundamental and non-fundamental investment policies. Therefore, it is not unreasonable to consider the Survivor Fund to be continuation of the Grant Park Multi Alternative Fund.

D. Expense Structures and Ratios. The Survivor Fund and the Grant Park Multi Alternative Strategies Fund have an identical expense structure and expense limitations. The management fee for the Grant Park Managed Futures Strategy Fund is higher than that of the Survivor Fund and the Grant Park Multi Alternative Strategies Fund.

E. Asset Size and Portfolio Composition. The Survivor Fund will resemble the Grant Park Multi Alternative Strategies Fund with respect to its allocation to different types of derivatives and securities. As of August 30, 2017, the Grant Park Managed Futures Strategy Fund had approximately $22 million in total net assets while the Grant Park Multi Alternative Strategies Fund had approximately $264 million in total net assets.

In total, based upon the analysis of comparative factors noted above, it is reasonable to conclude that the Survivor Fund is a continuation of the Grant Park Multi Alternative Strategies Fund.

Federal Income Taxes

6.	Comment: Please add disclosure language to this section detailing any capital loss carryforwards that would apply to shareholders, or alternatively, confirm that no capital losses will apply.
Response: The following disclosure has been added:
As of September 30, 2016, the Target Fund had unutilized federal tax short-term capital loss carryforwards of $3,706,606, which may be carried forward indefinitely. Capital loss carryforwards may be used to offset future capital gains, subject to applicable restrictions under the Code.
The final amount of unutilized capital loss carryover for the Target Fund is subject to change and will not be determined until the time of the Reorganization. After and as a result of the Reorganization, these capital loss carryforwards and the utilization of certain unrealized capital losses may be subject to limitations under applicable tax laws on the rate at which they may be used in the future to offset capital gains of the Survivor Fund.
7.	Comment: Please confirm that the Funds will receive a tax opinion from counsel.
Response: No tax opinion will be issued in conjunction with the Reorganization.

Pro Forma Financial Information

8.	Comment: With regard to the “long swap” disclosed on page B-5, please confirm that this swap will be sold prior to the merger, and if so, please disclose that within this section.
Response: The swap will be terminated prior to the Reorganization. The following disclosure has been added:

Prior to reorganization, the Target Fund will terminate its total return swap contract with Deutsche Bank, AG. As of August 31, 2017, this total return swap was being carried at a loss for the Target Fund.

If you have any questions concerning this request please contact Andrew J. Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew J. Davalla